Mail Stop 4561

August 26, 2008

William J. Carden
Chief Executive Officer
5850 San Felipe, Suite 450
Houston, TX 77057

> **Re:** **American Spectrum Realty, Inc.**
> **Form 10-K for Year Ended December 31, 2007**
> **Form 10-Q for Quarter Ended March 31, 2008 and June 30, 2008**
> **File No. 001-16785**

Dear Mr. Carden:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements and Notes

Note 5 – Investment in Management Company, page 35

1. With respect to this investment, please address the following comments:
   - Tell us your ownership interest in the property management business and the form of organization of this entity.
   - Tell us how you account for this investment and the accounting literature that supports your accounting.
   - Tell why you use SFAS 142 in assessing this investment for impairment.

Note 15 – Restatement, page 44

2.   We note that in connection with reviewing accounting for income taxes, the company determined that it had understated its deferred tax liability for the three months and year ended December 31, 2006 by approximately $492,000. Explain to us of how you have complied with the disclosure requirements of Item 4.02 of Form 8-K.

Form 10-Q for the Six Months Ended June 30, 2008

Statements of Cash Flows, page 6

3.   Please explain to us how your presentation of the release of restricted cash in operating activities, rather than financing activities, complies with SFAS 95. We noted in your Form 10-K that this restricted cash consisted of proceeds withheld by the lender in connection with the refinancing of your properties.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant